Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated February 13, 2023

to

Prospectus dated November 4, 2022

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated November 4, 2022 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of March 1, 2023;

•	to disclose the calculation of our January 31, 2023 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business; and

•	to provide an update to the status of our current public offering.

March 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2023 (and repurchases as of February 28, 2023) is as follows:

Transaction Price (per share)
Class S	$25.0903
Class T	$24.8546
Class D	$24.8898
Class M	$24.9611
Class I	$24.2998
Class F*	$25.0139
Class Y*	$24.2475

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The March 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2023. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since January 31, 2023 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2023 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2023.

The following table provides a breakdown of the major components of our total NAV as of January 31, 2023 (dollar amounts in thousands):

Components of NAV	January 31, 2023
Loans receivable	$7,757,708
Investment in real estate	192,628
Mortgage-backed securities held-to-maturity	87,054
Mortgage-backed securities available-for-sale, at fair value	175,624
Cash and cash equivalents	56,291
Restricted cash	18,471
Other assets	47,513
Collateralized loan obligation, net of deferred financing costs	(4,337,428)
Repurchase agreements payable, net of deferred financing costs	(756,633)
Credit facility payable, net of deferred financing costs	(540,338)
Mortgage note, net of deferred financing costs	(122,568)
Accrued stockholder servicing fees(1)	(1,089)
Other liabilities	(59,955)

Net asset value	$2,517,278

Number of outstanding shares	101,560,361

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of January 31, 2023, we accrued under GAAP $107,970 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of January 31, 2023 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,408,172	$39,659	$18,570	$117,954	$889,425	$21,514	$21,984	$2,517,278
Number of outstanding shares	56,124,228	1,595,649	746,074	4,725,491	36,602,185	860,086	906,648	101,560,361

NAV per Share as of January 31, 2023	$25.0903	$24.8546	$24.8898	$24.9611	$24.2998	$25.0139	$24.2475

Market Update

The Bloomberg Aggregate Index returned 3.1% in January, paring some of its losses in 2022 as the 10-year Treasury yield retreated amid slowing inflation data, a potentially less-hawkish Federal Reserve and market expectations for slowing economic growth. Since January 1, 2022, however, the Bloomberg Agg returned -10.3% while investment grade corporate bonds fell -12.2%.

Deal volume again shrank in December 2022, consistent with the trend throughout the second half of 2022 as the gap between buyers and sellers remained far apart amid growing economic uncertainty, rising mortgage rates and declining property values.1 Over the full annual period, retail deal volume (+4%) led all other property types and was the only sector to increase sales over that of 2021. Office (-25%) saw the largest annual decline.1

The RCA Commercial Property Price Index continued to decelerate through December 2022, returning just 0.9% year over year. Monthly returns have been in negative territory since September and fell further in December.1 Industrial again saw the strongest monthly return and at 0.5% was the only property type to generate a positive monthly return. Apartment prices fell -1.9% from a month earlier as pricing continues to slow after several years of outsized returns.1 Returns between major and non-major markets showed more balance in December compared to earlier in the year when non-major market handily outperformed major markets.

Declining CRE property values highlight the potential benefits of CRE debt within today’s environment as income will likely represent a greater percentage of total return in the coming months. Notably, lenders have generally maintained a conservative approach in the years following the GFC.

Distressed sales make up approximately just 1% of transactions, underscoring the more prudent underwriting of the past decade and the ability for lenders to continue providing capital in this uncertain backdrop.1 Additionally, loan-to-value (LTV) ratios across the CRE market declined by 240 basis points (through November) to 56.9%. Apartment deals saw the largest net decline in LTVs of about 550 basis points over the same timeframe to 58.4%.1

Portfolio Update

We generated positive total returns across all share classes in January driven by distributions paid during the month as well as a slight increase in net asset value across all share classes.

As previously announced, we increased the distribution rate across all share classes effective with the payment of the December distribution. The annualized distribution rate based on the December 2022 distribution and the February 1, 2023 transaction price was 7.10% for Class I shares, 6.63% for Class D, 6.61% for Class M shares and 6.03% for Class S shares and 6.08% for Class T shares.

[1]	MSCI Real Capital Analytics, as of December 31, 2022. LTV data though November 2022, latest available data.

Our adviser has also recommended to the Board of Directors an increase of approximately 25 basis points in the annualized distribution rate across all share classes effective with the payment of the March distribution, subject to the continued strong performance of the portfolio and the positive impact of rising interest rates on its loan portfolio, among other considerations.

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As a result, it is estimated that the annualized distribution will be approximately 7.35% for Class I shares, 6.85% for Class D shares, 6.85% for Class M shares, 6.25% for Class S shares and 6.30% for Class T shares based on the anticipated March 2023 distribution and the February 1, 2023 transaction price.

We believe the portfolio is well positioned to deliver an attractive, high level of income and preserve capital in the coming months driven by the:

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Positive impact of rising interest rates for our floating rate loan portfolio, which represented approximately 96% of the portfolio as of January 31, 2023. Given our focus on floating rates assets, the portfolio’s duration was just 0.16 years.

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Origination of new loans at wider spreads backed by what we believe are a diverse set of attractive opportunities, primarily in sunbelt markets and smile states (from Southern, CA through the Southeast) that have been driven by continued domestic migration patterns, solid labor markets and a generally healthy U.S. consumer.

•	Continued strong performance of the portfolio as 100% of the portfolio was comprised by performing assets.

•	Ability to naturally turn over the portfolio to current market conditions thanks to the short-term maturity (two to three years) for our loans.

•	High level of equity cushion beneath our loans as the average loan-to-value (LTV) for the loan portfolio was 68%.

We closed on $393.2 million in new originations in January including a loan backed by a Manhattan hotel and a portfolio of industrial properties:

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The first loan was backed by a 24 story, 713 key full-service hotel centrally located in Times Square. The property includes four food and beverage concepts, a self-service check-in, 24-hour gym, and co-working spaces, among other amenities. Historically (pre-COVID), the property featured high occupancy rates (90%-plus) and it has recently seen positive momentum again. It is located near the Broadway Theater District, Javits Convention Center, Hudson Yards and within blocks of the closest subway station.

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The second loan was collateralized by a diversified industrial portfolio comprised of 10 properties, including 6 newly constructed warehouses. The portfolio is approximately 93% leased with a weighted average lease term of 8.2 years. The properties are located across six markets comprising low vacancy, high growth submarkets—including the Philadelphia, PA, Orlando, FL, Orange County and Inland Empire, CA, Long Island, NY and Decatur, GA MSAs. The portfolio is owned by a nationally well-known and experienced institutional sponsor.

The short-term nature of our typical loan (two- to three-year maturity) allows us to dynamically adjust allocations across property type and geography to current market conditions. For example, over the past two years, the portfolio’s allocation to multifamily properties ranged from a low of 14% to as high as 62%. As of January 31, 2022, it was 54.2%, with many of the loans backed by what we believe are attractive opportunities, primarily in sunbelt markets and smile states that have been driven by continued domestic migration patterns, solid labor markets and a generally healthy U.S. consumer.

We have opportunistically added new investments in hospitality and retail in recent months as sector fundamentals strengthened. As of December 31, 2022, these sectors represented 10.8% and 6.0% of the portfolio, respectively. Additionally, we continue to add attractive opportunities in alternative sectors such as self-storage and cold storage properties.

Our investment pipeline remains strong.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 10,581,887 shares of our common stock (consisting of 4,722,905 Class S shares, 5,411,021 Class I shares, 43,003 Class T shares, 38,975 Class D shares, and 365,984 Class M shares) in the primary offering for total proceeds of $262.10 million and (ii) 775,227 shares of our common stock (consisting of 424,086 Class S shares, 301,814 Class I shares, 11,688 Class T shares, 4,009 Class D shares, and 26,016 Class M shares) pursuant to our distribution reinvestment plan for a total value of $19.03 million.